December 18, 2006

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	LandAmerica Financial Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Q for Three Months Ended March 31, 2006, June 30, 2006 and September 30, 2006
File No. 1-13990

Dear Mr. Rosenberg:

In response to the Staff’s letter dated December 6, 2006, we are submitting the following additional information to address the outstanding comment regarding revenue recognition for flood zone determination services in Note 1 to the Consolidated Financial Statements on Form 10-K for the year ended December 31, 2005. For ease of reference, the comment from the above aforementioned letter has been included below with our response following.

Form 10-K for the year ended December 31, 2005

Consolidated Financial Statements

Note1: Summary of Significant Accounting Policies

Revenue Recognition: Lender Services, page F-11

1.
We acknowledge your response to our previous comment two and our conversations of November 3, 16 and 21. We do not agree that 75% of the revenue for “LOL certifications” should be recognized upon delivery of the initial certification with the remaining 25% recognized on a straight-line basis over the estimated remaining contract life. After the initial certification deliverable, we believe your second deliverable would be your continuing monitoring services which your customer is expecting you to fulfill. These monitoring services include the evaluation of all underlying loan properties to determine whether or not they are impacted by a FEMA map change and, if impacted by the change, would require customer notification. It appears that a “LOL certification” is not a separate unit of accounting under paragraph 9 of EITF 00-21 since you have no objective and reliable evidence of the fair value of the second deliverable. Paragraph 10 of EITF 00-21 would require treating the initial certification and the monitoring services as a single unit of accounting. Footnote 40 to SAB Topic13:A3f Question 1 indicates that revenue for nonrefundable upfront fees should be recognized on a straight-line basis, unless evidence suggests that revenue is earned or obligations are fulfilled in a different pattern, in which case that pattern should be followed. It appears to us that the historical pattern you used to calculate the 25% of the loans equates to the pattern of effort you must expend to redetermine property zoning, not the fulfillment of your obligation to monitor each property throughout the term of the loan and stand ready to report FEMA zoning changes. Therefore, please amend your historical financial statements to recognize revenue from “LOL certifications” on a straight-line basis over the contractual term of the loans. We will not, however, object if you recognize revenue over the shorter estimated lives of the loans if you can support an objective, reliable historical estimate based on a large population of homogenous transactions.

LandAmerica Financial Group, Inc.    5600 Cox Road    Glen Allen, Virginia  23060    (804) 267-8000

LandAmerica Financial Group, Inc. Response:

We agree that a “LOL certification” is not a separate unit of accounting under paragraph 9 of EITF 00-21 since we do not have objective and reliable evidence of the fair value of the second deliverable and it should be accounted for as a single unit of accounting. However, we continue to believe that our accounting is a reasonable application of existing GAAP. As you have noted above, footnote 40 of SAB 104 states revenue should be recognized “on a straight-line basis, unless evidence suggests that revenue is earned or obligations are fulfilled in a different pattern, in which case that pattern should be followed.”

The concept of recognizing revenue on an other than a straight-line basis is further supported by the discussion in Chapter 6 of the 2006 Miller Revenue Recognition Guide (the “Miller Guide”) relating to how revenue should be recognized for a service contract involving an “unspecified number of similar acts for a specified period,” which we believe accurately describes our LOL certification services. The Miller Guide states that revenue for such arrangements should be recognized “ratably over the specified period during which the acts will be performed, unless evidence supports that some other method is more representative of the pattern in which performance takes place” and “prior experience as to the pattern of performance may constitute such evidence.” We believe that the previous sentence indicates that a proportional performance method of revenue recognition should be followed for such arrangements when evidence supports it is appropriate. Chapter 6 of the Miller Guide, in a section entitled “Applying the Proportional Performance Model” indicates that when using this model, revenue recognition is triggered when an act results in value being provided to the customer, not the level of cost associated with the act. Further, once the act triggering revenue recognition has been identified, it is then necessary to determine the pattern of revenue as those acts are performed.

Our life of loan portfolio is made up of a large pool of homogeneous transactions and has a demonstrable pattern of performance other than straight line based on our historical experience of servicing those loans. As indicated in our previous correspondence, our customers provide us with a file for which they require initial certifications for all the loans and updates for those loans affected by changes in flood maps. The delivery of the initial certifications provides value to the customer because it is required to close on the loan and triggers revenue recognition. It is well known throughout the lending and real estate communities that FEMA only updates approximately 5% of its maps per year and this limited update activity supports our pattern of performance (i.e. a higher percentage of service is being provided for the initial certifications than for the update process). To provide further clarity of our process, note that when a FEMA map is updated, we interrogate our database for life of loan files and extract only those loans which have a corresponding map number to the updated FEMA map for further evaluation. We then determine if there have been changes to the flood zone status for that subset of loans and notify the lender accordingly. Our history has demonstrated that this further evaluation is performed on 20 - 25% of the loans in our portfolio over the life of the loans.

In conclusion, we continue to believe that our history with LOL certification services provides evidence that the revenue relating to such services is earned, and our obligations fulfilled, in a pattern that is other than on a straight-line basis. Accordingly, we believe our current revenue recognition method for our LOL certifications is appropriate because it reflects the level of the service provided to our customers and is in accordance with the criteria specified above. We respectfully request modification of our description of revenue recognition policy for life of loan determinations in future filings to more accurately describe our actual process for recognizing flood revenue.

Summary of Prior Response:

Flood zone determinations are prepared using the FEMA Flood Insurance Rate Maps and Flood Hazard Boundary Maps in conjunction with geocoding software, street maps and aerial photography. We subscribe to FEMA’s map service center that automatically sends us the maps as they are issued or updated. When we receive a map, we convert the data to digital format so it can be used with our geocoding software. This process provides us the ability to place a customer address onto our system (1) to see where the property falls on the FEMA map and (2) to determine whether or not it is in a flood zone which would require flood insurance. Our customers will send to us the addresses for the properties for which they want flood zone determinations. After the address is verified, we assign the property a flood zone and the community map number and issue a certificate to the customer. This process is the same for single certifications or life of loan certifications. If the customer ordered the life of loan product, we notify the lender of any change in flood zone status if a new map is issued by FEMA and there is a change in the flood zone status until we receive notification from the lender that the loan has been paid off. In order to make this determination, we interrogate our database and extract the loans that have the corresponding map number. We then determine if there is any change in the flood zone associated with that loan and, if so, we notify the customer of those changes.

FEMA has issued approximately 160,000 panels and they generally update about 5% of the panels each year (each map is comprised of multiple panels). Based on a review of our loan portfolio, we provide updates to our customers for 20% to 25% of the loans in our portfolio over the life of the loans. Conversely, approximately 75% to 80% of our customer’s loans do not require that we redetermine the flood zone status during the life of the loan. We have evaluated these arrangements as service contracts and we believe that revenue is most appropriately recognized based on the proportional performance of the contracted services because there is a pattern of performance that can be determined based on the service provided to the customer rather than on the pattern in which money or effort is expended. We believe that 75% of the revenue should be recognized upon delivery of the certificate because the initial certification is required by the lender to close on the loan and it represents the portion of loans for which no additional reporting is expected by the customer. We believe that the remaining 25% of the revenue should be recognized over the estimated life of the loan which is proportional to our future obligation as based on our historical activity to redetermine the status of loans during their average lives.

In providing you with this response, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for the opportunity to respond to your comments, and if you have any further questions, please do not hesitate to contact me at (804) 267-8114.

Sincerely,

/s/ G. William Evans
G. William Evans
Chief Financial Officer